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THIS DOCUMENT IS AN ELECTRONIC CONFIRMING COPY OF THE SCHEDULE 13D AMENDMENT
NO. 1 PREVIOUSLY FILED WITH THE COMMISSION BY PAPER COPY ON MARCH 4, 1994.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No.   1  )*
                                            -----


          Price/Costco, Inc.
- --------------------------------------------------------------------------------
                                (Name of Insurer)

          Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

               74143W-10 2
               -------------------------------------------------------
                                 (CUSIP Number)

Richard Galanti, 10809 120th Avenue, N.E. P.O. Box 97077 Kirkland, WA 98083
(206)828-8100
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

               March 4, 1994
               -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     Page 2 of 5

                                  SCHEDULE 13D

CUSIP No. 74143W-10 2

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sol Price
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
     N/A                                                                 (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)                                                            / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizen

                         7    SOLE VOTING POWER
     NUMBER OF                10,860,250
     SHARES
     BENEFICIALLY        8    SHARED VOTING POWER
     OWNED BY                 N/A
     EACH
     REPORTING PERSON    9    SOLE DISPOSITIVE POWER
     WITH                     10,860,250

                         10   SHARED DISPOSITIVE POWER
                              N/A

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,860,250

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/ Reporting person disclaims beneficial ownership of 424,186 shares held by Mandell Weiss Trust U/T/D 9/18/81

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10,860,250
     -----------
     217,824,368 = 4.985%

14   TYPE OF REPORTING PERSON:
     IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 3 of 5

                                  SCHEDULE 13D


1.   SECURITY AND ISSUER
     Price/Costco, Inc.
     Common Stock
     Richard Galanti
     10809 120th Avenue, N.E.
     P.O. Box 97077
     Kirkland, WA 98083

2.   IDENTITY AND BACKGROUND
     a)   Sol Price
     b)   7979 Ivanhoe Avenue, Suite 520
          La Jolla, CA 92037
     c)   Self-employed investor
     d)   None
     e)   None
     f)   U.S. Citizen

3.   SOURCE AND AMOUNT OF FUNDS
     N/A

4.   PURPOSE OF TRANSACTION
     N/A

5.   INTEREST IN SECURITIES OF THE ISSUER
     a) The aggregate number of shares beneficially owned (10,860,250 or 4.985%) is held as follows:

          -    5,814,510      By self as Trustee of Sol and Helen Price Trust
          -    3,731,760      By self as Trustee of Price Family Charitable
                              Trust
          -      517,490      By self as Trustee of Price Charitable Remainder
                              Trust
          -      424,186      By self as Successor Trustee of Mandell Weiss
                              Trust
          -      341,243      Right to acquire through conversion of $7.69
                              million of Convertible Debentures by self as
                              Trustee of Sol and Helen Price Trust
          -       31,061      Right to acquire through conversion of $.7 million
                              of Convertible Debentures by self as Trustee of Price Family Charitable Trust

          All shares held and the right to acquire shares, with the exception of those shares held as Successor Trustee of the Mandell Weiss Trust, were received pursuant to the merger of Price/Costco, Inc., which was effective on October 21, 1993.

     b)   SOLE VOTING POWER
               6,155,753      By self as Trustee of Sol and Helen Price Trust
               3,762,821      By self as Trustee of Price Family Charitable
                              Trust
                 517,490      By self as Trustee of Price Charitable Remainder
                              Trust
                 424,186      By self as Trustee of Mandell Weiss Trust
              ----------
              10,860,250      TOTAL
              ----------
              ----------

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                                                                     Page 4 of 5

          SOLE DISPOSITIVE POWER
               6,155,753      By self as Trustee of Sol and Helen Price Trust
               3,762,821      By self as Trustee of Price Family Charitable
                              Trust
                 517,490      By self as Trustee of Price Charitable Remainder
                              Trust
                 424,186      By self as Trustee of Mandell Weiss Trust
              ----------
              10,860,250      TOTAL
              ----------
              ----------

     c) The following sales were effected since the last Schedule 13(D) filing dated January 3, 1994:

          1.   By self as Trustee of Sol and Helen Price Trust

                     DATE    SHARES              PRICE
                     ----    ------            ---------
                     2/03    13,000            $17.3942
                     2/04    13,000             17.5962
                     2/07    12,000             17.1458
                     2/08    13,000             17.12
                     2/09    13,000             17.49
                     2/10    13,000             17.57
                     2/11     8,000             17.66
                     2/14    13,000             17.50
                     2/15    13,000             17.48
                     2/16    13,000             18.08
                     2/17    10,000             18.88
                     2/18    13,000             18.77
                     2/22    13,000             18.64
                     2/23    13,000             18.87
                     2/24    13,000             18.72
                     2/25    13,000             19.39
                     2/28    13,000             19.88
                     3/01    13,000             19.53
                     3/02    13,000             19.41
                     3/03    13,000             21.01
                     3/04    13,000             20.875

          2.   By self as Trustee of Price Charitable Remainder Trust

                     DATE    SHARES              PRICE
                     ----    ------            ---------
                     1/27    13,000            $17.76
                     1/28    12,000             17.625
                     1/31    13,000             17.59
                     2/01    13,000             17.38
                     2/02    13,000             17.09

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                                                                     Page 5 of 5

          3.   By self as Successor Trustee of Mandell Weiss Trust

                     DATE    SHARES              PRICE
                     ----    ------            ---------
                     2/07     6,922            $17.18175
                     2/15     5,000             17.625
                     2/16    10,000             18.125
                     2/16    10,000             17.625
                     2/17     1,000             19.25
                     2/17    10,000             18.875
                     2/24     5,000             18.935
                     2/25    10,000             19.375
                     2/25     5,000             19.75
                     2/28     5,000             19.375
                     2/28     5,000             20
                     3/01    10,000             19.50
                     3/02     5,000             19.375
                     3/02     5,000             19.56
                     3/03    19,000             21.50
                     3/03     5,000             20.125
                     3/04     5,000             20.75
                     3/04     5,000             20.875
                     3/04     5,000             21


          4. By self as gifts to public charities as Trustee of Sol and Helen Price Trust

                     DATE    SHARES
                     ----    ------
                     2/25     1,265
                     3/03    45,500

     d) The Mandell Weiss Trust, of which I am the sole Trustee, is entitled and received all proceeds of the sales of 131,922 shares of the reported security as described in 5(c) above.
     e) On March 4, 1994, I ceased to be a beneficial owner of more than five percent of the class of securities.

6.   CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER
     N/A

7.   EXHIBITS
     N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 14, 1994                 /s/ Sol Price
- -----------------------       -------------------------------------
Date                          Sol Price